Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust enters into an arrangement agreement to acquire
     Reece Energy Exploration Corp.

     CALGARY, March 10 /CNW/ -(TSX-PWT.UN; NYSE-PWE) Penn West Energy Trust
("Penn West") and (TSXV-RXR) Reece Energy Exploration Corp. ("Reece") jointly announce that they have entered into an arrangement agreement (the
"Arrangement Agreement") whereby Penn West will acquire all of the outstanding shares of Reece.
     The acquisition will be accomplished through a plan of arrangement (the
"Arrangement") wherein each Reece share will be exchanged for 0.125 of a Penn
West trust unit. Including the assumption of Reece's debt, the total acquisition cost is expected to be approximately $92.2 million. Penn West will be reducing its 2009 capital program by $40 million, being the amount of debt that Penn West anticipates assuming pursuant to the Arrangement. Based on the volume weighted average trading prices of Penn West's units and Reece's shares during the 20 trading days ending on March 9, the exchange ratio equates to a price of $1.39 per Reece share and represents a 50 percent premium to Reece's closing trading price on this date. The Arrangement will provide Reece shareholders enhanced liquidity and ownership in a large, light oil-weighted energy trust with strong growth prospects and the ability to accelerate the exploitation of Reece's prospect inventory. It is expected that approximately
4.6 million Penn West trust units will be issued to effect the Arrangement.
Completion of the Arrangement, which is anticipated to occur in early May
2009, is subject to, among other things, the approval of at least 66 2/3 percent of the Reece shareholders who vote at a special meeting to be held in late April 2009, the receipt of all necessary regulatory and stock exchange approvals, and certain closing conditions that are customary for a transaction of this nature. The board of directors of Reece has unanimously determined that the proposed Arrangement is in the best interests of and fair to Reece and its shareholders and recommends that Reece shareholders vote in favour of the Arrangement at the upcoming special meeting. Each of the directors and officers of Reece, who collectively beneficially own or control approximately
25 percent of the Reece shares, has entered into a support agreement pursuant to which each has agreed to vote in favour of the Arrangement, subject to the terms of such support agreement.
     The transaction is expected to add current production of approximately
2,100 barrels of oil equivalent per day to Penn West's production base, with
Reece's current production weighted approximately 67 percent to light oil and natural gas liquids and 33 percent to natural gas. Based on the volume weighted average trading prices of Penn West's units and Reece's shares during the 20 trading days ending on March 9, the arrangement yields a price of approximately $43,900 per flowing barrel of oil equivalent.
     Reece's primary property is located in Kindersley, Saskatchewan and complements existing Penn West operations in this area. The acquisition of
Reece gives Penn West a contiguous land position and additional production in its Dodsland oil resource play. Both Penn West and Reece have very encouraging results to date using horizontal multi-stage fracture completion techniques in the area. Through this acquisition, Penn West will also add approximately
75,000 net undeveloped acres to its land base.
     Sayer Energy Advisors is acting as exclusive financial advisor to Reece with respect to this transaction and has advised the board of directors of
Reece that, subject to review of definitive legal agreements, they are of the opinion, as of the date hereof, that the consideration to be received by the
Reece shareholders pursuant to the proposed Arrangement is fair, from a financial point of view, to Reece shareholders. The Arrangement Agreement prohibits Reece from soliciting or initiating any discussion regarding any other business combination or sale of material assets, contains provisions for
Penn West to match competing, unsolicited proposals and, subject to certain conditions, provides for a $2.5 million termination fee payable by Reece to
Penn West.
     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     Forward-looking statements

     In the interest of providing Penn West's unitholders, Reece's shareholders and potential investors with information regarding Penn West and
Reece, including management's assessment of the future plans and operations of
Penn West and Reece, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast",
"may", "will", "project", "could", "plan", "intend", "should", "believe",
"outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or
"resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains, without limitation, forward-looking statements pertaining to the following: expectations of management regarding the proposed acquisition of Reece, including the timing of completion of the acquisition, operating and financial metrics of the acquisition, potential synergies realized through the transaction and the effect on Penn West's production, cash flow, reserves, undeveloped land position and tax pools.
     With respect to forward-looking statements contained or incorporated by reference in this document, we have made assumptions regarding, among other things: future capital expenditure levels; future oil and natural gas prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. Although Penn West and
Reece believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's or Reece's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the following: that the Arrangement may not close when planned or at all, or that it may ultimately close based on financial metrics that are different than those disclosed herein; the failure of Penn West and Reece to obtain the necessary regulatory, shareholder and other third party approvals required in order to proceed with the Arrangement; volatility in market prices for oil and natural gas; incorrect assessment of the value of the acquisition;
failure to realize the anticipated benefits of the acquisition; general economic conditions in Canada, the U.S. and globally; and the other factors described under "Risk Factors" in Penn West's most recently filed annual information form available in Canada at www.sedar.com and in the U.S. at
www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West and Reece do not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Barrels of oil equivalent

     Barrels of oil equivalent (boe) is calculated using the conversion factor of 6 Mcf (thousand cubic feet) of natural gas being equivalent to one barrel of oil. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl (barrel) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST: Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com; REECE ENERGY EXPLORATION CORP.: 200, 1111 Kingsway
Avenue, Medicine Hat, Alberta, T1A 2Y1, Website: www.reeceenergy.com, Phone:
(403) 526-9700, Fax: (403) 527-9739; Lorne Swalm, President and Chief
Executive Officer, Phone: (403) 526-9700/
     (PWT.DB.B. PWT.DB.D. PWT.DB.E. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.UN. PWE RXR.)

CO:  Penn West Energy Trust; Reece Energy Exploration Corp.

CNW 13:18e 10-MAR-09